Via EDGAR
November 20, 2009
Mr. Jim B. Rosenberg
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Re:	Cypress Bioscience, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed on April 30, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 0-12943
Ladies and Gentlemen:
     On behalf of Cypress Bioscience, Inc. (“Cypress” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 2, 2009, with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”), (ii) the Definitive Proxy Statement on Schedule 14A filed on april 30, 2009 and (iii) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the “10-Q”). The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Consolidated Financial Statements
4. Acquisition of Proprius, page F-12
1. Please revise your disclosure to describe each major IPR&D project acquired and disclose the following information for each project.
•	Fair value as of the acquisition date;

•	The nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates;

•	Disclose significant appraisal assumptions, such as
•	The Period in which material net cash inflows from significant projects are expected to commence;
Cypress Bioscience, Inc. 4350 Executive Drive Suite 325 San Diego, California 92121 p/858-452-2323 f/858-452-1222 www.cypressbio.com

•	Material anticipated changes from historical expense levels; and

•	The risk adjusted discount rate applied to each project’s cash flows.
•	Discuss in periods after the acquisition the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.
In response to the Staff’s comment, we have noted below additional disclosure in the Form 10-K. Specifically, please refer to the following disclosures in our Form 10-K, which address the items mentioned above for each major IPR&D project acquired (items that respond to Staff’s comment are underlined below for ease of reference):
Excerpt from Footnote 4, Acquisition of Proprius, on page F-13:
     The amount allocated to in-process technology represents the fair value of acquired, to-be-completed research projects, including $10.2 million related to personalized medicine services and $2.4 million related to therapeutic candidates. The total estimated value of approximately $12.6 million of the research projects was determined by estimating the costs to develop the acquired technology into a commercially viable product, estimating the future net cash flows from the project once commercially viable, and discounting the net cash flows to their present value. As of the acquisition date, these projects were not expected to have reached technological feasibility and will have no alternative future use. The personalized medicine services required certain re-validation efforts, as well as The Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) certification of the new lab space, in order to establish technological feasibility. Accordingly, the testing and planning activities necessary to establish technological feasibility and ensure that the personalized medicine services met their required functions, features and technical performance requirements had not been reached as of the acquisition date. Therefore, the amount allocated to in-process technology was charged to the Company’s consolidated statement of operations during the first quarter of 2008.
Excerpt from MD&A on page 40 in IPR&D discussion:
In-Process Research and Development
     In-process research and development represents the fair value of acquired, to-be-completed research projects, including those related to personalized medicine services and therapeutic candidates, obtained in connection with the Proprius acquisition that had not reached technological feasibility at the acquisition date and are not expected to have an alternative future use. Accordingly, the $12.6 million of in-process research and development, consisting of $10.2 million related to personalized medicine services and $2.4 million related to therapeutic candidates, was charged to our consolidated statement of operations during the first quarter of 2008. The total estimated value of approximately $12.6 million of the research projects was determined by estimating the costs to develop the acquired technology into a commercially viable product, estimating the future net cash flows from the project once commercially viable, and discounting the net cash flows to their present value using a discount rate of 30%. We expect material cash inflows (relative to the cost of personalized medicine testing services) to be generated by the personalized medicine services business starting in 2010.
     The personalized medicine services required certain validation work prior to the anticipated launch in late 2008. The validation work was completed and our laboratory was certified prior to the October 2008 launch. The personalized medicine services are being marketed to rheumatologists.
     The therapeutic products acquired from Proprius consisted of early clinical-stage candidates, which include a product to treat pain and a product to treat rheumatoid arthritis. We are planning to launch proof of concept studies for both products in early 2009. Substantial additional research and development will be required prior to any of our acquired therapeutic programs reaching technological feasibility. In addition, once proof of concept studies are completed, each product candidate acquired will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Due to the early stage of development for these therapeutic products, we are unable to estimate with certainty the time and investment required to develop these products. These programs may never reach technological feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. The successful development of Proprius’ therapeutic products could result in up to an additional $37.5 million in potential milestone-related payments.
     Also, please reference our response to comment letters from the Staff dated December 2, 2008 and February 6, 2009 and verbal comments received on February 23, 2009, which address the items mentioned above. In order to facilitate your review, we have attached as Exhibit A the relevant sections of these response letters.
Definitive Proxy Statement filed April 30, 2009
Executive Compensation
Compensation Discussion and Analysis
2008 Executive Compensation Program
Base Salaries, page 34
2. It appears that you benchmark base salaries against “similar companies that are located in San Diego, as well as those located across the United States (as covered in a compensation survey of the San Diego biotechnology industry, such as the information provided by the Biotech Education Development Coalition, or in industry-wide surveys, such as those provided by the Bio World Executive Compensation Report or Radford).” Please note that Item 402(b)(2)(xiv) of Regulation S-K requires the identification of the benchmark and each component of that benchmark that was used by your Compensation Committee in this analysis. Identifying examples of third parties that provide information or surveys that you could use for this benchmarking is not sufficient. To the extent that you benchmark base salaries in the future, please confirm that in your future proxy statements you will identify the name of each survey used in its entirety or, if a survey was not used in its entirety, identify the name or each company used by your Compensation Committee to benchmark and describe how the surveys and/or companies were used.
We confirm to the Staff that to the extent that we benchmark base salaries in the future, in our future proxy statements we will identify the name of each survey used in its entirety or, if a survey is not used in its entirety, we will identify the name of each company used by our Compensation Committee to benchmark and we will describe how the surveys and/or companies were used.
3. On page 34, you disclose that based upon the Compensation Committee’s review of industry data, it determined that the base salaries of your named executive officers were “appropriate and necessary.” On page 35, however, you state that Dr. Kranzler’s base salary for 2008 was based on a 5% cost of living adjustment from his base salary in 2007. From the Summary Compensation Table on page 39, it appears that Drs. Kranzler and Gendreau each received a 5% increase in base salary and Mrs. Johnson and Dr. Rao each received a 15.5% increase in base salary. We were unable to find a complete discussion which describes how and why the Compensation Committee arrived at each specific increase in base salary. You also state that salaries of your executive officers “may be increased based upon (i) the individual’s performance and contribution, (ii) the Company’s performance, (iii) availability of capital, and (iv) increases in median competitive pay levels,” however, we were unable to locate a more detailed disclosure of each of these factors. To the extent that you increase base salaries in the future, please confirm that in your future proxy statements you will provide a complete discussion which describes how and why your Compensation Committee arrived at the specific increases in base salaries. If performance is considered by the Compensation Committee, please confirm that you will disclose the specific performance by the individual or company and, to the extent possible, quantify the performance measures that were considered. Please also confirm that you will only list and discuss the factors used by the Compensation Committee and not provide a list of factors that may or may not be used.
To the extent that we increase base salaries of our executive officers in the future, we confirm to the Staff that in our future proxy statements we will provide a complete discussion which describes how and why our Compensation Committee arrived at the specific increases in base salaries. If performance is considered by our Compensation Committee, we confirm to the Staff that we will disclose the specific performance by the individual or company and, to the extent possible, quantify the performance measures that were considered. We also confirm to the Staff that we will only list and discuss the factors used by the Compensation Committee and not provide a list of factors that may or may not be used.
Long-term Compensation, page 34
4. You disclose that “stock options are granted each January based on a formula.” It does not appear that you have disclosed this formula. Please provide us draft disclosure for your 2010 proxy statement which discloses the formula upon which you grant stock options each January.
In response to the Staff’s comment, first, we confirm that we will provide disclosure in our 2010 proxy statement that outlines the formula upon which we grant stock options. Second, we are in the process of working with an outside consulting firm, Compensia, and they have prepared an analysis of proxy and Radford data for executives for similar sized companies with marketed products (companies that are similar to Cypress). We have received their analysis and the Compensation Committee is working to make recommendations for option grants to be made to the executive officers for 2010. This process will be completed before the end of the year because the Company, as a matter of corporate governance, makes its annual stock option grants on the first business day of the year. To the extent requested by the Staff, we can provide the Staff with a supplemental response to be sent before year end with draft disclosure for our 2010 proxy statement. Please that us know if you would like us to prepare such a supplemental response or if our response indicating that we will disclosure the formula in our 2010 proxy statement is sufficient.
Bonus Plans
2009 Bonus Plan, page 47
5. You disclose that the second corporate objective of your 2009 Bonus Plan relates to the achievement of certain commercial objectives relating to target sales details, prescription goals and diagnostic unit sales established by you for Savella and the Avise product line. Please confirm that in your 2010 proxy statement you will quantify each of the commercial objectives, including the target sales, prescription goals and diagnostic unit sales for the Savella and the Avise product line.
With respect to the Staff’s request that we quantify each of the commercial objectives, including the target sales, prescription goals and diagnostic unit sales for the Savella and the Avise product line we are responding with specific information regarding why this specific level of detail was omitted from our description of our 2009 Bonus Plan and why we are not able to disclose the specific level of detail requested by the Staff.
First, with respect to target sales and prescription goals for Savella, our internal goals are meant to motivate our employees and are higher than (and therefore do not reconcile with) public guidance on the projected sales of Savella that is provided by our corporate marketing partner, Forest Laboratories (NYSE: FRX). Disclosing our internal goals would thereby be in conflict with the public guidance regarding Savella sales that has been disseminated by Forest Laboratories. In addition, providing our internal sales goals for Savella would signal to our competitors (in this case, Eli Lilly and Pfizer) our actual goals and would place us at a competitive disadvantage.
Second, with respect to unit sales goals for our Avise products, the goals that we set to motivate our employees are also extremely confidential. These diaganostic and drug monitoring products have been launched for less than one year and we have no accurate way to predict unit sales and therefore, do not provide the public with any guidance regarding potential sales. In addition to our inability to accurately provide guidance on our projected sales, our internal prescription and sales goals are also very proprietary to Cypress.
Please confirm that the Staff is comfortable with our explanation regarding why, to the extent that any future bonus plan contains target sales, prescription goals and diagnostic unit sales, that we will be unable to provide specific details regarding these targets.
Form 10-Q for the quarter ended June 30, 2009
Note 5 — Revenue Recognition, page 8
6. Revise to disclose the reason for deferring revenues from commercial milestones related to your NDA approval and recognizing it over the remaining patent life/collaboration agreement term.
In response to the Staff’s comment, and based on the fact that our Form 10-Q for the quarter ended September 30, 2009 was required to be filed by November 9, 2009, we added the following disclosure in our Form 10-Q that was filed on November 9, 2009. The new disclosure is underlined and adds additional clarity regarding our reason for deferring revenues from commercial milestones related to NDA approval. In summary, we are deferring the revenue from commercial milestones related to our NDA approval over the life of the collaboration, which is equal to the period of time that we have the right to co-promote Savella, the drug that is being marketed and for which we received the milestone payment noted below.
“Revenue from commercial milestones related to our New Drug Application (“NDA”) approval, net of sublicense fees, is recognized over the remaining patent life, which corresponds with the term of the collaboration agreement. As this milestone payment cannot be bifurcated from the reimbursement for the co-promotion of Savella, it has been deferred and is being recognized over the relevant period.”
          We respectfully request that you accept the revised disclosure in our recently filed Form 10-Q for the quarter ended September 30, 2009 and confirm that we will not be required to file an amendment to our Form 10-Q for the quarter ended June 30, 2009.
* * *

          Cypress further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (858) 768-7102 with any questions or further comments regarding our responses to the Staff’s comments.

Cypress Bioscience, Inc.
/s/ Denise Wheeler
Denise Wheeler
General Counsel

Cc:	Jay D. Kranzler, CEO, Cypress Bioscience, Inc.
Sabrina Martucci Johnson, EVP, COO and CFO, Cypress Bioscience, Inc.
Peter Posel, Controller, Cypress Bioscience, Inc.
Cypress Bioscience, Inc. Audit Committee
Cypress Bioscience, Inc. Compensation Committee
Jodi Hernandez, Ernst & Young LLP
Matthew T. Browne, Esq. — Cooley Godward Kronish LLP

Exhibit A
Response to Comment 2 from SEC Comment Letter dated December 2, 2008:
2. With regard to in-process research and development, revise your disclosure to indicate the portion assigned to each individually material project as required by paragraph 4.2.05 of the AICPA Practice Aid on Assets Acquired in a Business Combination to Be Used in Research and Development Activities (“Practice Aid”). Also provide the disclosures required by paragraph 4.2.03 of the Practice Aid. Provide us with proposed disclosure.
The following is our proposed disclosure to be included in our next Form 10-K, our next regularly scheduled filing to be made with the Securities and Exchange Commission. We are proposing that the new text be included in our upcoming Form 10-K filing as it is the next filing we will make in which financial statements which are audited by our outside auditors, Ernst & Young LLP will be included. We have included in the revised text the portion of the purchase price assigned to each individually material project as required by paragraph 4.2.05 of the Practice Aid. In addition, to the extent not already provided in footnotes 10 and 11 to the Financial Statements and MD&A, we have provided additional disclosures required by paragraph 4.2.03 of the Practice Aid.
Proposed text to be inserted in Footnote 10 to the Financial Statements directly after purchase price allocation table (new text is underlined):
The amount allocated to in-process technology represents the fair value of acquired, to-be-completed research projects, including $10.2 million related to personalized medicine services and $2.4 million related to therapeutic candidates. The total estimated value of approximately $12.6 million of the research projects was determined by estimating the costs to develop the acquired technology into a commercially viable product, estimating the future net cash flows from the project once commercially viable, and discounting the net cash flows to their present value. As of the acquisition date, these projects were not expected to have reached technological feasibility and will have no alternative future use. Accordingly, the amount allocated to in-process technology was charged to our consolidated statement of operations during the first quarter of 2008.
Proposed text to be inserted in MD&A in IPR&D discussion (new text is underlined):
In-Process Research and Development
     In-process research and development represents the fair value of acquired, to-be-completed research projects, including those related to personalized medicine services and therapeutic candidates, obtained in connection with the Proprius acquisition that had not reached technological feasibility at the acquisition date and are not expected to have an alternative future use. Accordingly, the $12.6 million of in-process research and development, consisting of $10.2 million related to personalized medicine services and $2.4 million related to therapeutic candidates, was charged to our consolidated statement of operations during the first quarter of 2008. The total estimated value of approximately $12.6 million of the research projects was determined by estimating the costs to develop the acquired technology into a commercially viable product, estimating the future net cash flows from the project once commercially viable, and discounting the net cash flows to their present value.
     The personalized medicine services required certain validation work prior to the anticipated launch in late 2008. The validation work was completed and our laboratory was certified prior to the October 2008 launch. The personalized medicine services are a unique, one of a kind technology that is being marketed to rheumatologists.

     The therapeutic products acquired from Proprius consisted of early clinical-stage candidates, which include a product to treat pain and a product to treat rheumatoid arthritis. We are planning to launch proof of concept studies for both products in early 2009. Substantial additional research and development will be required prior to any of our acquired therapeutic programs reaching technological feasibility. In addition, once proof of concept studies are completed, each product candidate acquired will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Due to the early stage of development for these therapeutic products, we are unable to estimate with certainty the time and investment required to develop these products. We cannot give assurances that these programs will ever reach technological feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. The successful development of Proprius’ therapeutic products could result in up to an additional $37.5 million in potential milestone-related payments.
Response to Comment 2 from SEC Comment Letter dated February 6, 2009:
2. With regard to comment 2 and your revised disclosure, we did not see the discount rates used in valuing the in-process research and development projects nor when cash flows were assumed to begin.
The following is our proposed disclosure to be included in our next Form 10-K, our next regularly scheduled filing to be made with the Securities and Exchange Commission.
Proposed text to be inserted in MD&A in IPR&D discussion (all new text, including the text proposed in the Original Response Letter, is underlined, and for ease of reference, new text included in this letter is also bolded):
In-Process Research and Development
     In-process research and development represents the fair value of acquired, to-be-completed research projects, including those related to personalized medicine services and therapeutic candidates, obtained in connection with the Proprius acquisition that had not reached technological feasibility at the acquisition date and are not expected to have an alternative future use. Accordingly, the $12.6 million of in-process research and development, consisting of $10.2 million related to personalized medicine services and $2.4 million related to therapeutic candidates, was charged to our consolidated statement of operations during the first quarter of 2008. The total estimated value of approximately $12.6 million of the research projects was determined by estimating the costs to develop the acquired technology into a commercially viable product, estimating the future net cash flows from the project once commercially viable, and discounting the net cash flows to their present value using a discount rate of 30%. We expect material cash inflows to be generated by the personalized medicine services business starting in 2010.
     The personalized medicine services required certain validation work prior to the anticipated launch in late 2008. The validation work was completed and our laboratory was certified prior to the October 2008 launch. The personalized medicine services are a unique, one of a kind technology that is being marketed to rheumatologists.
     The therapeutic products acquired from Proprius consisted of early clinical-stage candidates, which include a product to treat pain and a product to treat rheumatoid arthritis. We are planning to launch proof of concept studies for both products in early 2009. Substantial additional research and development will be required prior to any of our acquired therapeutic programs reaching technological feasibility. In addition, once proof of concept studies are completed, each product candidate acquired will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Due to the early stage of development for these therapeutic products, we are unable to estimate with certainty the time and investment required to develop these products. We cannot give assurances that these programs will ever reach technological feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. The successful development of Proprius’ therapeutic products could result in up to an additional $37.5 million in potential milestone-related payments.
Response to verbal comments received from the SEC on February 23, 2009:
1. Indicate the dollar amount of your validation efforts and costs of certification of lab space.
     We incurred costs of approximately $0.7 million in connection with validation work and certification of our lab. Such costs primarily consisted of compensation and benefits for laboratory personnel, laboratory supplies, outside laboratory costs and facility-related costs incurred in connection with activities related to validation work and to obtain CLIA certification for our diagnostic services lab.